Suite 615 – 700 West Pender Street
Vancouver, BC, V6C 1G8
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 10, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Corp. Announces C$20 Million Bought Deal Offering of Units

Vancouver, BC - Timmins Gold Corp. (“Timmins Gold”) (TSX:TMM, NYSE MKT:TGD) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 36,400,000 units of the Company (the “Units”) at a price of C$0.55 per Unit for gross proceeds to the Company of approximately C$20 million (the “Offering”).

Each Unit will consist of one common share of Timmins Gold (each, a “Common Share”) and one half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of Timmins Gold at a price of C$0.70 at any time prior to the date which is 18 months following completion of the Offering.

In addition, Timmins Gold has granted the Underwriters an option (the “Underwriters’ Option”), exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering, to purchase up to an additional 15% of the number of Units solely to cover over-allotments, if any, and for market stabilization purposes. The Underwriters can elect to exercise the option for Units, Common Shares only, or Warrants only, or any combination thereof.

The net proceeds of the Offering will be used for exploration, preconstruction activities at the Ana Paula project, working capital and general corporate purposes.

The Units to be issued under this Offering will be offered by way of a short form prospectus in all of the provinces of Canada, except Quebec.

The Offering is scheduled to close on or about November 30, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, NYSE MKT and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-638-8980
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.